

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Keith Pratt
Chief Financial Officer
MCGRATH RENTCORP
5700 Las Positas Road
Livermore, CA 94551-7800

> **Re: MCGRATH RENTCORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **Form 8-K Filed February 25, 2020**
> **File No. 0-13292**

Dear Mr. Pratt:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services